UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Lanvin Group Holdings Limited ("LGHL")
(Name of Issuer)
Ordinary A
(Title of Class of Securities)
G5380J100
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant* to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s* initial filing on this form with respect to the subject class of securities,* and for any subsequent amendment containing information which would *
alter the disclosures provided in a prior cover page.*

The information required in the remainder of this cover page shall not* be deemed to be ?filed? for the purpose of Section 18 of the Securities* Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities* of that section of the Act but shall be subject to all other *
provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
G5380J100

1
Names of Reporting Persons

NATIXIS
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [X]
3
Sec Use Only


4
Citizenship or Place of Organization

FRANCE
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  7,919,466

6
  Shared Voting Power




7
  Sole Dispositive Power




8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

7,919,466
10
Check box if the aggregate amount in row (9) excludes certain shares*
 (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

6,047%
12
Type of Reporting Person (See Instructions)

BK



Item 1.
(a)	Name of Issuer: Lanvin Group Holdings Limited
(b)	Address of Issuer?s Principal Executive Offices:*
  3701-02, Tower S2, Bund Finance Center, 600
Zhongshan Rd East No.2, Shanghai, 200010, China
Item 2.
(a)	Name of Person Filing: NATIXIS
(b)	Address of Principal Business Office or, if None, Residence:*
  7 Promenade Germain Sablon - 75013
PARIS - France
(c)	Citizenship:	France
(d)	Title and Class of Securities: Ordinary A
(e)	CUSIP No.:	G5380J100
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b) *
or 240.13d-2(b) or (c), check whether the
person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the*
 Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance*
 with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance*
 with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of*
 the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition*
 of an investment company under
section 3(c)(14) of the Investment Company Act of 1940;
(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).*
 If filing as a non-U.S. institution *
in accordance with Rule 240.13d-1(b)(1)(ii)(J),*
 please specify the type of institution:
____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 7,919,466
 (b)	Percent of Class:  6,047%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 7,919,466
	(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of:
(iv)	Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof*
 the reporting person has ceased
to be the beneficial owner of more than *
five percent of the class of securities,*
 check the following [    ].*
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Item 7.	Identification and classification of the subsidiary which acquired*
 the security being reported on
by the parent holding company or control person.
Item 8.	Identification and classification of members of the group.
Item 9.	Notice of Dissolution of Group.
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,*
 I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2023


Name/Title	Nathalie BRICKER / CFO


The original statement shall be signed by each person on whose behalf*
 the statement is filed or his authorized * representative. If the statement is signed on behalf of a person by*
 his authorized representative (other than an * executive officer or general partner of this filing person), evidence*
 of the representative's authority to sign on * behalf of such person shall be filed with the statement, provided,*
 however, that a power of attorney for this * purpose which is already on file with the Commission * may be incorporated by reference. The name and any title * of each person who signs the statement shall be typed * or printed beneath his signature.*
Attention: Intentional misstatements or omissions * of fact constitute Federal criminal violations (See 18 *
U.S.C. 1001).
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